EXHIBIT 11

HILLS BANCORPORATION	Exhibit 11

STATEMENT RECOMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

	Year Ended December 31,

	2005	2004	2003

Shares of common stock, beginning	4,549,656	4,550,034	4,503,162

Shares of common stock, ending	4,562,237	4,549,656	4,550,034

Computation of weighted average number of basic and diluted shares:
Common shares outstanding at the beginning of the year	4,549,656	4,550,034	4,503,162
Weighted average number of net shares issued (redemption)	4,165	141	30,789

Weighted average shares outstanding (basic)	4,553,821	4,550,175	4,533,951
Weighted average of potential dilutive shares
attributable to stock options granted, computed under
the treasury stock method	22,354	15,511	11,127

Weighted average number of shares (diluted)	4,576,175	4,565,686	4,545,078

Net income (In Thousands)	$15,202	$14,195	$14,269

Earnings per share:
Basic	$3.34	$3.12	$3.15

Diluted	$3.32	$3.11	$3.14

Dividends per common share	$0.75	$0.70	$0.63

Page 93 of 98